RAILTRACK

Railtrack Group PLC

02028894

82-4282

Date: 5th April 2002

U. S. Securities Exchange commission
450 Fifth Street
Washington
D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 17 2002
WASH. D.C. 154 SECTION

SUPPL

Dear Sirs

LONDON STOCK EXCHANGE ANNOUNCEMENTS

Please find enclosed the announcement made on the London Stock Exchange in respect of Railtrack Group PLC.

These documents are being furnished pursuant to Rule 12g - 3-2(b) under the Securities Exchange Act of 1934.

If you have any questions or comments please contact me on 0044 0207 557 8124.

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Yours sincerely

Paul Worthington
Deputy Secretary

dlw 5/9

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Directorate Change
Released	11:00 5 Mar 2002
RNS Number	4089S

RAILTRACK GROUP ANNOUNCES NEW TEAM

The Railtrack Group has reorganised its Board as it prepares to pursue its claim against the Government for compensation.

The fight to win back value for Railtrack shareholders will be led by Geoffrey Howe, former Managing Partner of Clifford Chance, who is today appointed Chairman of Railtrack Group PLC with effect from 7 March 2002.

Geoffrey Howe brings a wealth of legal and business experience that will be invaluable to the Group as it pursues its claim for compensation following the Government's decision to put Railtrack PLC into Administration.

David Harding, formerly Finance Director, is appointed Chief Executive with effect from 7 March 2002. Mr Harding, who joined Railtrack last April, has wide experience in industrial and engineering companies, including a period as Group Finance Director at T&N PLC, where he had extensive experience of litigation in the US.

Simon Osborne will join the Board as Legal Director. Mr Osborne is Railtrack Group Secretary and General Counsel.

John Robinson is stepping down as Chairman. Steve Marshall, who resigned on 7 October, is also stepping down as Chief Executive. Both will remain as Non-Executive Directors and in that capacity they will continue to fight actively to secure value for shareholders.

Welcoming the appointment John Robinson said:

"I am very pleased that Geoffrey has agreed to become Chairman of Railtrack Group. The battle to win back shareholder value is entering a new phase and Geoffrey has the right skills to lead the group forward. I wish him every success".

Commenting on his appointment Geoffrey Howe said:

"I very much welcome this new challenge. Shareholders have been deprived of the assets that are rightfully theirs and my task is to do everything possible to ensure that they receive fair value for them. I am determined to pursue every option necessary to achieve this".

Railtrack Group has joined up with its shareholders to pursue a joint legal action against the Secretary of State's decision to make Railtrack PLC insolvent.

A request has been made to the Treasury Solicitor for the disclosure of all key documents relating to the decision to put Railtrack into Administration. If this request is not met then it is intended that an application for "pre action disclosure" will be made to the Court.

Commenting on the potential legal challenge Chairman Geoffrey Howe said;

"We cannot understand why the Treasury Solicitor will not disclose the documents we are seeking – why should the Government refuse if it has nothing to hide?

"No one wants to start legal action unnecessarily, but if it is the only way to secure value for shareholders then the Railtrack Board will pursue this course vigorously".

- ends -

Notes to editors

GEOFFREY HOWE

Geoffrey Howe joins Railtrack Group as Chairman. He is currently a director of a number of listed and unlisted companies and an advisor to several leading financial and professional service organisations. From 1998 – 2000 he was an Executive Director and General Counsel of Robert Fleming Holdings. Prior to that he was Managing Partner at Clifford Chance for nine years from 1989 heading the transformation of Clifford Chance into a leading international law firm.

Mr Howe joined Clifford Turner in 1975 and practised as a corporate and insolvency lawyer until 1988.

DAVID HARDING

Mr Harding joined Railtrack Group PLC as Finance Director on 25 April 2001. He joined from the Rugby Group, where he was Finance Director until it was acquired by RMC.

Mr Harding has held a number of senior roles at a wide range of industrial and engineering companies. His previous roles include Group Finance Director at T&N PLC, an international engineering and industrial group, and a series of finance posts at TI Group PLC where he became Deputy Group Finance Director.

MEMBERS OF THE RAILTRACK GROUP BOARD

From 7 March 2002

Chairman	Geoffrey Howe
Chief Executive	David Harding
Group Legal Director	Simon Osborne

Non Executive Directors

Jonathan Bloomer
Vic Cocker
David Jones
Steve Marshall
John Robinson
Gordon Sage

For more information please contact:

Sue Clark	Railtrack	07850 285471/020 7544 8436
Duncan Campbell Smith	Maitland	020 7379 5151

All recent press releases can be found on the Railtrack web site www.railtrack.co.uk

END

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Directorate Change
Released	17:20 8 Mar 2002
RNS Number	6949S

Further to the announcement on 5th March concerning the reorganisation of the board of Railtrack Group PLC, Mr Geoffrey Michael Thomas Howe, appointed Chairman on 7th March, is currently a director of Jardine Lloyd Thompson Group plc, The Fleming Overseas Investment Trust plc and The United Bank of Kuwait plc.

Mr Simon Kingsley Osborne, appointed Group Legal Director on 7th March, has no other relevant directorships.

There are no further disclosures in relation to paragraph 16.4(b) or paragraph 6.F.2 (b) to (g) of The Financial Services Authority Listing Rules.

END

RNS Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Director Shareholding
Released	17:21 8 Mar 2002
RNS Number	6952S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company: Railtrack Group PLC

2) Name of director: Simon Kingsley Osborne

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Simon Kingsley Osborne

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disclosure of director's interests on appointment

7) Number of shares/amount of stock acquired

782 ordinary shares held beneficially and including shares held under the performance share scheme and all employee share scheme which are registered in the name of Computershare Trustees Limited.

8) Percentage of issued class
N/A

10) Percentage of issued class

N/A

11) Class of security

Railtrack Group PLC ordinary shares of 25p each

12) Price per share

N/A

13) Date of transaction

Appointed director 7th March 2002

14) Date company informed

8th March 2002

15) Total holding following this notification

See paragraph 7

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

The following share options are held under the Railtrack share savings scheme and the executive share options scheme -

Date of grant	Number of options granted	Exercise price (£)	Exercise period
16 July 1997	658	5.24	1 Sep 2002 - 28 Feb 2003
11 August 1999	8006	11.41	11 Aug 2002 - 11 Aug 2009
25 July 2000	826	7.03	1 Sep 2003 - 28 Feb 2004
8 Jun 2000	10506	8.695	6 Jun 2003 - 6 Jun 2010
19 Jun 2001	44865	3.165	19 Jun 2004 - 19 Jun 2011

18) Period during which or date on which exercisable

See paragraph 17

19) Total amount paid (if any) for grant of the option

See paragraph 17

20) Description of shares or debentures involved: class, number

Railtrack Group PLC ordinary shares of 25p each

22) Total number of shares or debentures over which options held following this notification

64861

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Paul Worthington 020 7544 8433

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.....8th March 2002............................

Paul Worthington

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Cleared by FSA
Released	10:40 8 Mar 2002
RNS Number	6435S

RAILTRACK GROUP CLEARED BY FSA

The Financial Services Authority (FSA) has today advised Railtrack Group that it can find no evidence that the Company breached its Listing Rules relating to the disclosure of price sensitive information during the period from 24 May 2001, when the Company's Preliminary Results were announced, to 5 October 2001.

The FSA, in its capacity as the United Kingdom Listing Authority, has accepted the Company's submission that at all times until 5 October it was proceeding on the reasonable basis that its negotiations with Government on both the Renewco arrangements and its own Project Rainbow proposals had not been concluded.

The FSA has confirmed that on the basis of the evidence available to it no further action should be taken in relation to this matter.

Commenting on the announcement Chief Executive David Harding said;

"Railtrack has consistently said that there was no case to answer. The Directors kept the market fully informed and the Company had nothing to hide.

"We have asked the Government to disclose all the key documents that they have relating

to the decision to put Railtrack into Administration. Despite priding itself on openness and transparency the Government has failed to make the documents available. What have they got to hide?

"No one wants to start legal action unnecessarily but if we do not get a satisfactory response from Government then we will pursue this course vigorously".

Notes to Editors

1 At 1700 hours on Friday 5 October 2001, the Secretary of State informed the Chairman of Railtrack, John Robinson that the Government was not prepared to provide additional financial support to Railtrack PLC beyond that envisaged in the regulatory settlement. On Sunday 7 October partners of Ernst & Young were appointed as Special Railway Administrators.

2 Railtrack Group submitted full details of the events leading up to Friday 5 October, including internal Board papers and other relevant documents and financial information, to the Financial Services Authority on Friday 9 November 2001.

3 The "Renewco arrangement" was a funding mechanism to smooth the profile of receipts due to Railtrack under the Regulator's periodic review. The Strategic Rail Authority (SRA) had agreed to use its "best endeavours" to implement the structure, by 1 October 2001 and it was an essential part of Railtrack's funding. The funding structure was not set up and Railtrack failed to received the £162 million revenue grant due on 1 October 2001.

4 "Project Rainbow" refers to the discussions that Railtrack Group was conducting with the DTLR with a view to agreeing a means by which a more secure financial framework could be created which would allow Railtrack PLC to focus on improved service to customers, enhanced safety and greater efficiency while providing an appropriate framework to build shareholder value over the medium to long term.

For more information please contact:

Sue Clark Railtrack 020 7544 8436
Duncan Campbell-Smith Maitland 020 7379 5151

All recent press releases can be found on the Railtrack web site www.railtrack.co.uk

END

RNS Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Re Network Rail Offer
Released	10:39 25 Mar 2002
RNS Number	5030T

25 March 2002

RAILTRACK GROUP PLC

CLG OFFER FOR RAILTRACK PLC IN ADMINISTRATION

The Board of Railtrack Group welcomes today's approach by Network Rail to acquire the shares in Railtrack PLC for £500 million.

The Railtrack Group Board will now consider the formal offer in due course. Commenting on the Network Rail proposal Railtrack Group Chairman Geoffrey Howe said;

"We welcome today's approach by Network Rail. The Directors will consider the proposal in detail, it will then be up to shareholders to have the final say as to whether it should be accepted".

In addition to Railtrack PLC, the most significant assets of Railtrack Group are the Channel Tunnel Rail Link (Phase 1), the development property portfolio and some £350 million of cash held by HSBC.

Geoffrey Howe, Railtrack Group Chairman, went on to say;

"There is still a lot of hard work to do to maximise value from the Group's other assets, this will take time and as yet it is not possible for the Board to predict their value with certainty".

For further information call:

Sue Clark	Railtrack	07850 285471; or 020 7544 8436
Duncan Campbell Smith	Maitland	020 7379 5151

END

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Statement re Channel Tunnel
Released	10:11 2 Apr 2002
RNS Number	8509T

NEWS RELEASE

RAILTRACK

2 April 2002

OFFERS FOR CHANNEL TUNNEL RAIL LINK

The Board of Railtrack Group have received an offer from London & Continental Railways (LCR) to acquire Railtrack's interest in Section 1 of the Channel Tunnel Rail Link. In addition the Board have received an offer from Network Rail for the rights to operate the completed link and the concession to manage St Pancras Station. The combined offers total £375 million.

LCR is offering to acquire the rights to the Section 1 concession from Railtrack Group for £295 million.

Network Rail is offering to pay £80 million for the rights to operate, manage and maintain the link and the concession to manage St Pancras station.

Once the detailed terms of the offers have been established, they will be formally considered by the Board.

- more -

Commenting on the approach Railtrack Group Chairman Geoffrey Howe said;

"We welcome the offers for Railtrack's interest in the Channel Tunnel Rail Link. If the negotiations are successfully concluded it will be the Board's intention to hold an Extraordinary General Meeting in due course to allow shareholders to consider the offers for CTRL and the offer from Network Rail for Railtrack PLC".

- ends -

Notes to Editors

The Channel Tunnel Rail Link (section1), stretching from the Channel Tunnel to Ebbsfleet, is some 80% complete and is due to open September 2003. The project is progressing to time and budget.

Railtrack Group entered into the CTRL Suite of Agreements in 1998. This conferred on Railtrack Group's subsidiary, Railtrack (UK) Limited, the obligation to purchase Section 1 from Union Railways (South) Limited (a subsidiary of LCR), no later than 30 September 2005. In return Railtrack would be granted a concession, which would secure the rights to receive access charges payable by Eurostar and other operators.

In September 2001 Railtrack Group agreed to surrender its option to purchase Section 2 of the Channel Tunnel Rail Link.

For more information please contact:

Sue Clark Railtrack 020 7544 8436/ 07850 285471

All recent press releases can be found on the Railtrack web site www.railtrack.co.uk

END